

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2009

Hojabr Alimi
Chief Executive Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

>   **Re: Oculus Innovative Sciences, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 10, 2009**
>   **File No. 333-158539**

Dear Mr. Alimi:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   It appears from your prospectus that you intend to offer and sell "Units" comprised of common stock and warrants. Therefore, please include in your fee table the number of "Units" you intend to offer and sell and calculate the registration fee based on the fixed offering price of those "Units." Then include the appropriate fee calculation for your offering of the warrants and shares underlying the units and the shares underlying the warrants.

Prospectus Cover

2.   Your disclosure on pages 18-19 indicates that the selling stockholders will act
        independent of you with respect to the securities they are offering for resale. The
        second paragraph of your prospectus cover implies that the securities to be offered
        and sold by them are part of your offering. Please reconcile.

3.   If the selling stockholders are selling independent of your fixed-price offering,
        please highlight that price difference in your disclosure regarding the offering
        price on the prospectus cover. Briefly explain the price difference in your
        prospectus summary, and add appropriate risk factors.

4.   Please identify the placement agent for your offering here. See Regulation S-K
        Item 501(b)(8).

5.   Please ensure your cover page fully complies with Regulation S-K Item
        501(b)(4). For example, we note it appears that you have not identified whether a
        market exists for the warrants included in the Units.

Selling Security Holders, page 16

6.   Your disclosure on pages 2 and 50 regarding the February 24, 2009 purchase
        agreement indicates that the investors in that offering have not yet paid the full
        purchase price for the securities. Generally, it is inconsistent with section 5 of the
        Securities Act to register shares for resale before the related private transaction is
        complete. Please provide us with your analysis of how the private transaction was
        complete at the time you filed this registration statement. Cite all authority on
        which you rely.

7.   It appears from your notes to the selling security holders' table that you are
        registering the resale of common stock underlying Series C warrants. Given your
        disclosure in those notes and on page 2 that the Series C warrants have not yet
        been issued by you, it is premature to register the underlying common stock for
        resale. Please revise or advise.

8.   Given the nature and size of the transaction you have registered for the selling
        stockholders, including the shares in the related registration statement file number
        333-157776, advise the staff of the company's basis for determining that the
        transaction is appropriately characterized as a transaction that is eligible to be
        made on a shelf basis under Rule 415(a)(1)(i). We note, for example, that:

        -    you have registered for resale by one of your directors and parties related to
             him a significant number of shares relative to the amount of shares
             outstanding and held by non-affiliates;

- many of those shares cannot yet be acquired by your director and related parties; and
- the plans for a second tranche, the exercise period of the warrants and your plans to issue replacements for exercised warrants appear to result in a situation where you will be engaged in ongoing capital raising from these investors while they may be obtaining funds from the public in this offering.

9. With a view toward disclosure, please tell us the market price on the date of the purchase agreements with the selling security holders compared to the per share price of the securities you sold.

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the sale of the securities that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the securities and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of securities.

11. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling stockholders could realize as a result of any exercise of the warrants, presented in a table with the following information disclosed separately:

    - the market price per share of the securities underlying the warrants on the dates of the purchase agreement;

    - the exercise price per share of the underlying securities on the dates of the purchase agreement, calculated as follows:

        - if the exercise price per share is set at a fixed price, use the price per share established in the warrant; and

        - if the exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, determine the exercise price as of the date of the purchase agreement;

- the total possible shares underlying the warrants;

- the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the dates purchase agreement and the total possible shares underlying the warrants;

- the total possible shares the selling shareholders may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the dates of the purchase agreement and the total possible number of shares the selling stockholder may receive; and

- the total possible discount to the market price as of the dates of the purchase agreement, calculated by subtracting the total exercise price on the dates of the purchase agreement from the combined market price of the total number of shares underlying the warrants on that date.

If there are provisions in the warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the exercise price per share is fixed unless and until the market price falls below a stated price, at which point the exercise price per share drops to a lower price, please provide additional disclosure.

12. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion/exercise discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the

> market rate per share on the date of the sale of that other security and
> determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities
  (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares,
  calculated by using the market price per share on the date of the sale of that
  other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion/exercise
  price of the total number of shares underlying that other security calculated by
  using the conversion/exercise price on the date of the sale of that other
  security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that
  other security, calculated by subtracting the total conversion/exercise price on
  the date of the sale of that other security from the combined market price of
  the total number of underlying shares on that date.

13. Please provide us, with a view toward disclosure in the prospectus, with tabular
     disclosure of all prior securities transactions between the issuer (or any of its
     predecessors) and the selling stockholders, any affiliates of the selling
     stockholders, or any person with whom the selling stockholders has a contractual
     relationship regarding the transaction (or any predecessors of those persons), with
     the table including the following information disclosed separately for each
     transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the units transactions
  that were outstanding prior to the transactions;

- the number of shares of the class of securities subject to the transactions that
  were outstanding prior to the transactions and held by persons other than the
  selling stockholders, affiliates of the company, or affiliates of the selling
  stockholders;

- the number of shares of the class of securities subject to the transactions that
  were issued or issuable in connection with the transactions;

- the percentage of total issued and outstanding securities that were issued or
  issuable in the transactions (assuming full issuance), with the percentage
  calculated by taking the number of shares issued or issuable in connection

with the applicable transactions, and dividing that number by the number of shares issued and outstanding prior to the applicable transactions and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders.

- the market price per share of the class of securities subject to the transactions immediately prior to the transactions (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

14.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the date of the purchase agreements that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholder that continue to be held by the selling stockholders or affiliates of the selling stockholders;

- the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

15.   Please tell us, with a view toward disclosure in the prospectus, whether – based on information obtained from the selling stockholders – the selling stockholders have an existing short position in the company's common stock and, if the selling stockholders have an existing short position in the company's stock, the following additional information:

- the date on which the selling stockholders entered into that short position; and

- the relationship of the date on which the selling stockholders entered into that short position to the date of the announcement of the purchase agreements and the filing of the registration statement (*e.g.*, before or after the announcement of the purchase agreements, before the filing or after the filing of the registration statement, *etc.*).

16. Please provide us, with a view toward disclosure in the prospectus, with:

   - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders have a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the purchase agreements; and

   - copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any of the selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the purchase agreements.

   If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

17. Please disclose the identity of the natural person who exercises the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Cranshire Capital. It appears from note 4 to your table that you have only identified the natural person who has voting control over Downsview. Also disclose the identity of the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares offered by Merriman Curhan Ford & Co and Rockmore.

18. Please tell us whether any of the selling stockholders is a broker-dealer or affiliate of a broker-dealer.

19. Please tell us how you determined the number of shares to register for the selling stockholders in your previous registration statement, how you determined the number to register in the current registration statement, and why the prior

registration statement did not include the shares included in the current
registration statement.

Executive Compensation, page 39

20.   Please update your disclosures required by Item 402 of Regulation S-K to include
        compensation information for your last completed fiscal year—the fiscal year
        ended March 31, 2009.

Undertakings, page II-8

21.   Please include the undertakings required by Regulation S-K Item 512(a)(5)(ii) and
        (a)(6). Also, please do not change the language of Regulation S-K Item
        512(a)(5)(i).

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

                                    Sincerely,

                                    Russell Mancuso
                                    Branch Chief

cc (via fax): Amy M. Trombly, Esq.